NewsRelease TC Energy declares quarterly dividends CALGARY, Alberta – Feb. 14, 2025 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) announced that its Board of Directors (Board) has declared a quarterly dividend of $0.85 per common share for the quarter ending March 31, 2025, on the Company’s outstanding common shares. The common share dividend is payable on April 30, 2025, to shareholders of record at the close of business on March 31, 2025. The Board also declared quarterly dividends on the outstanding Cumulative First Preferred Shares as follows: • For the period up to but excluding March 31, 2025, payable on March 31, 2025, to shareholders of record at the close of business on Feb. 28, 2025: o Series 1 (TRP.PR.A) - $0.3086875 per share o Series 2 (TRP.PR.F) - $0.3329282 per share o Series 3 (TRP.PR.B) - $0.105875 per share o Series 4 (TRP.PR.H) - $0.2934774 per share • For the period up to but excluding April 30, 2025, payable on April 30, 2025, to shareholders of record at the close of business on March 31, 2025: o Series 5 (TRP.PR.C) - $0.1218125 per share o Series 6 (TRP.PR.I) - $0.2889247 per share o Series 7 (TRP.PR.D) - $0.3740625 per share o Series 9 (TRP.PR.E) - $0.3175 per share o Series 10 (TRP.PR.L) - $0.3388562 per share These dividends are designated by TC Energy to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents. Common shares purchased with reinvested cash dividends under TC Energy’s Dividend Reinvestment and Share Purchase Plan (DRP) will be acquired on the Toronto Stock Exchange at 100 per cent of the weighted average purchase price. The DRP is available for dividends payable on TC Energy’s common and preferred shares. About TC Energy We’re a team of 6,500+ energy problem solvers connecting the world to the energy it needs. Our extensive network of natural gas infrastructure assets is one-of-a-kind. We seamlessly move, generate and store energy and deliver it to where it is needed most, to homes and businesses in North America and across the globe through LNG exports. Our natural gas assets are complemented by our strategic ownership and low- risk investments in power generation. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. EXHIBIT 99.1

FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future- oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522